Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2009

Hong Kong — December 28, 2009 — Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2009.

The Company’s revenues for the six months ended June 30, 2009 were approximately $14,122,000, a 5% increase as compared to approximately $13,389,000 for the six months ended June 30, 2008.

The net income for six months ended June 30, 2009 was approximately $11,000, as compared to $4,000 for the six months ended June 30, 2008. The principal reason for the increase was contribution from Blue Sky and Jia Huan, affiliates of Euro Tech.

Mr. T.C. Leung, Chairman and CEO of the company commented:

“China could not escape the impact of the global financial crisis, 2009 is a tough year for us, as the aftermath of the global financial crisis still affected most of our customers, namely, the multinationals, local small and medium enterprises, to make decision for investments. It was not until late 2009 that small and medium private enterprises could get some benefits from the most talked about stimulus package (about 570 billion US dollars) which until recently, has been focusing mainly on National large infrastructure projects.

During the lull period, we have however been spending more resources with confidence on strengthening our internal control and management to comply with the Sarbanes-Oxley Act requirement, developing more new environmental protection instruments and equipment to reduce the emissions of pollutants in air and water, and taking part in more related exhibitions to actively promote our products both inside and outside China.

In wake of the global financial crisis, and amid the global economy on the verge for recovery, we have also been working on quite a number of engineering projects, and some of them are likely to be materialized in early and mid 2010.

We definitely feel we are now much better prepared, equipped, and focused on environmental protection business than before the global financial crisis to face the challenging 2010 and promising future.”

About PACT Engineering

Pact Asia Pacific Ltd. and Yixing Pact Environmental Technology Company Ltd. (collectively known as “PACT Engineering”), based in Shanghai, is a global provider of environmental solutions for industrial and municipal clients, focusing on water and wastewater treatment. Pact’s capabilities cover design, manufacturing, sourcing, installation and servicing of water/wastewater treatment, water desalination plants and equipment.

About Blue Sky

Zhejiang Tianlan Environmental Technology Co. Ltd. in Zhejiang, China (“Blue Sky”), found in 2000, is a fast growing company which provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants.

About Jia Huan

Zhejiang Jia Huan Electronic co. Ltd. (“Jia Huan”), an established and profitable company, has been in business since 1969. 95% of Jia Huan’s business is related to air pollution control and less than 5% is for water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are major air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from the exhaust stacks

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2008.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2009	As of December 31, 2008
	(Unaudited) US$’000	(Audited) US$’000

Assets

Current assets:
Cash and cash equivalents	6,605	7,146
Restricted cash	767	388
Accounts receivable, net	5,592	6,707
Prepayments and other current assets	1,634	1,041
Inventories, net	1,819	2,600

Total current assets	16,417	17,882

Property, plant and equipment, net	1,430	1,513

Investments in affiliates	7,947	7,679

Goodwill	1,060	1,060

Deferred tax assets	156	144

Total assets	27,010	28,278

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,911	5,838
Other payables and accrued expenses	3,797	2,844
Taxation payable	577	617

Total current liabilities	8,285	9,299

Minority interest	1,890	1,986

Commitments and contingencies	—	—

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (As of December 31, 2008: 20,000,000) shares authorized; 12,202,031 (As of December 31, 2008: 12,202,031) shares issued and outstanding	122	122
Additional paid-in capital	9,495	9,495
Treasury stock, 598,734 (As of December 31, 2008: 381,692) shares at cost	(454)	(281)
PRC statutory reserve	200	200
Accumulated other comprehensive income	483	478
Retained earnings	6,989	6,979

Total shareholders’ equity	16,835	16,993

Total liabilities and shareholders’ equity	27,010	28,278

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	2009		2008
	(Unaudited) US$’000		(Unaudited) US$’000

Revenue
Trading and manufacturing	11,067		9,203
Engineering	3,055		4,186

Total revenue	14,122		13,389

Cost of revenue
Trading and manufacturing	(8,863)		(7,129)
Engineering	(2,179)		(3,073)

	(11,042)		(10,202)

Gross profit	3,080		3,187

Selling and administrative expenses	(3,243)		(3,330)

Operating loss	(163)		(143)
Interest income	20		20
Other income, net	14		98

Loss before income taxes, minority interest and equity in profit of affiliates	(129)		(25)

Income taxes	(77)		(7)

Minority interest in profits of subsidiaries	(51)		(127)

Equity in profit of affiliates	268		163

Net income	11		4

Net income per ordinary share
- Basic	US$	0.0009	US$	0.0003

- Diluted	US$	0.0009	US$	0.0003

Weighted average number of ordinary shares outstanding
- Basic	11,707,655		11,788,678

- Diluted	11,863,865		12,216,740

CONTACT:           Euro Tech Holdings Company Limited, Hong Kong

T.C. Leung, Chairman and CEO, or

Jerry Wong, CFO

Tel:  011-852-2814-0311

Fax: 011-852-2873-4887

Website: http://www.euro-tech.com

PACT Engineering’s Website: http://www.pactchina.com

PACT Manufacturing’s Website: http://www.pact-mfg.com

Blue Sky’s Website: http://www.tianlan.cn

Jia Huan’s Website: http://www.jiahuan.com